Act: 1933
Section: 2(a)(1)
Rule:
Public Availability: 1/25/2012

NO ACT

DC
PE
12-22-11

January 25, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

[redacted]

12025719

Re: Coral Beach & Tennis Club
Incoming letter dated December 22, 2011

Based on the facts presented, the Division will not recommend enforcement action to the Commission if, in reliance on your opinion as counsel that the Memberships are not securities as defined in Section 2(a)(1) of the Securities Act of 1933, the Equity Club offers and sells the Memberships without registration under the Securities Act.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Raymond A. Be
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

January 25, 2012

Mail Stop 4561

Glenn A. Gerena
Greenberg Traurig, PA
5100 Town Center Circle, Suite 400
Boca Raton, FL 33486

Re: Coral Beach and Tennis Club

Dear Mr. Gerena:

In regard to your letter of December 22, 2011, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

GT GreenbergTraurig

Glenn A. Gerena
Tel: (561) 955-7617
Fax: (561) 338-7099
Email: gerenag@gtlaw.com

December 22, 2011

VIA EMAIL

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

Re: Coral Beach & Tennis Club

Dear Sir or Madam:

The Division of Corporate Finance issued a letter, dated November 17, 2011, with respect to the Coral Beach & Tennis Club, in response to my letter, dated November 2, 2011 ("Original No Action Request") , in which the Division of Corporate Finance indicated that it would not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if the Memberships described in the Original No Action Request are offered and sold without registration under the Securities Act of 1933. The facts regarding the proposed Membership offering have changed from that set forth in the Original No Action Request. The changed facts are set forth below, and we request that the Division confirm that it will recommend no enforcement action to the Commission if the Equity Club (as hereinafter defined) offers and sells Memberships (as hereinafter defined) in the manner and under the circumstances described below without registration of the Memberships under the Act.

The Brickman Properties 3, Ltd., a Bermuda local limited company ("BP3") is the current lessee under a 200 year lease expiring the end of 2207 ("Lease") and operator of the property of the existing, non-equity Coral Beach & Tennis Club (the "Club"), a beach and tennis recreational club located in Bermuda. BP3 is contemplating an equity conversion of the Club. Under the equity conversion, BP3's interest in the Club recreational facilities and personal property located in such facilities (collectively, the "Club Facilities") would be sold pursuant to a purchase and sale agreement to a new corporation with capital shares organized under the laws of Bermuda (the "Equity Club"), which will be owned by the holders of memberships in the Equity Club, formed for the sole purpose of acquiring, owning and operating the Club Facilities as a recreational club for the use and benefit of its members and their guests. It is anticipated that the Equity Club will engage an affiliate of BP3 to manage the day-to-day operation of the Equity Club and Club Facilities on its behalf (the "Managing Agent"). The Equity Club proposes to offer Memberships (as hereinafter defined) for sale to existing non-equity Club members and new prospective members, including United States residents, without registration under the Securities Act of 1933, as amended (the "Act").

On behalf of the Equity Club, and pursuant to Release No. 33-5127 (January 25, 1971), as supplemented by Release No. 33-6269 (December 5, 1980), we hereby request your written assurance that the Division of Corporate Finance (the "Division") of the Commission will recommend no enforcement action to the Commission if the Equity Club offers and sells Memberships (all categories) in the manner and under the circumstances described below without registration of the Memberships under the Act.

Background

The Equity Club was structured as a Bermuda corporation with shares in the capital of the corporation (equivalent to stock shares in the U.S.), because the Bermuda Assistant Registrar of Companies indicated her belief to BP3's Bermuda counsel that, under Bermuda law, the Equity Club's activities would not fit into any of the categories eligible for incorporation as the Bermuda equivalent of a non-stock corporation. The Equity Club will be structured through its bylaws ("Bylaws") to operate similarly to a typical United States non-profit corporation, with such governance restrictions as further described herein. The Equity Club will issue a membership certificate to evidence a member's capital shares. The Equity Club will not be formed or operated for pecuniary gain or profit. Pursuant to the Bylaws, there will be no payment of income, dividends or other distributions of profits to any of the members, directors or officers, and as such, they will have no interest in or title to any of the property or assets of the Equity Club. The Bylaws of the Equity Club will provide that in the event of dissolution or final liquidation of the Equity Club, all of the property and assets of the Equity Club, if any, remaining after payments of its debts will be distributed, as permitted by a court having jurisdiction, among the members in proportion to the value of their membership certificates as last fixed by the Equity Club.

The Club has operated since the 1940's. All of the Club Facilities are existing and fully constructed. Equity Club members will have access to Club Facilities, including, but not limited to: dining and lounge facilities; tennis courts; a fitness center, including a cardiovascular room and weight room; European spa, featuring treatment suites and offering spa services; beach services; squash courts; croquet, lawn bowls and putting green; and a games room.

As part of the equity conversion, the Equity Club will undertake a Capital Improvement Program, which will consist of renovations, replacements and repairs to the existing facilities. The anticipated Capital Improvement Program is summarized in Exhibit A attached hereto. The issuance of the Memberships by the Equity Club and the closing of the sale of the Club Facilities to the Equity Club will be conditioned on the escrow of $11,000,000, which is the estimated design and development cost of the Capital Improvement Program, based on architect and builder cost estimates ("$11,000,000 of Capital Improvement Program Funds"), into a Capital Reserve Fund, as described below. The $11,000,000 of Capital Improvement Program Funds deposited in the Capital Reserve Fund, and interest earned thereon, may only be used to pay Capital Improvement Program design and development costs.

There will be two categories of Equity Club membership offered to existing Club members and new prospective members: Resident Membership and Non-Resident Membership. A Non-Resident Membership is available only to a person who does not own or maintain a residence or reside in Bermuda more than 60 days per year. A Junior Membership will be offered in each of the Resident Membership and Non-Resident Membership categories for persons under the age of 30. Resident Memberships, Non-Resident Memberships, Junior Resident Memberships, and Junior Nonresident Memberships are referred to collectively as "Memberships." Membership will not terminate or expire after a set term or period. The maximum number of Memberships (whether Resident, Resident Junior, Non-Resident, or Non-Resident Junior Memberships) permitted to be issued is 1,500. Each category of Membership will entitle the member to use all of the Club Facilities upon payment of applicable fees and charges. Dues will vary by membership category, specifically with Non-Resident Membership dues being less than Resident Membership dues and Junior Membership dues being less than dues payable by other membership categories. It is not anticipated that the rights, obligations, access and use privileges will vary among the different categories of Membership, other than the amount of dues being charged by membership category, and any differences in rights, obligations, access and use privileges that may be added will not be material.

Each Membership will be a proprietary membership and entitle the holder thereof to vote in accordance with the Bylaws and to an ownership interest in the Equity Club. All Members, regardless of membership category, will have one vote and one share per Membership.

Persons who acquire a Membership must pay an ownership contribution (the "Ownership Contribution") established by the Equity Club, initially estimated between $20,000 and $40,000, depending on Membership category. Junior Members will pay 50% of the Ownership Contribution when they join as Junior Members, and the balance when they reach 30 years of age.

Each year, the Board of Directors of the Equity Club (the "Board of Directors") shall establish dues for all members for the next membership year.

Membership will entitle the member to access and use the Club Facilities. If the family dues option is selected by the member, the member's immediate family will also be entitled to use the Club facilities. The immediate family of the member shall include the spouse of the member and their unmarried children under the age of twenty-five. Members may invite guests to use the Club Facilities upon payment of applicable guest charges and in accordance with the General Club Rules and the Bylaws of the Equity Club.

Memberships will be initially offered to existing Club members. In the future, Memberships will be offered to new prospective members who successfully complete the Equity Club's application process.

As will be provided for in the Equity Club's Membership Plan and Bylaws, except for gratuitous transfers to a spouse upon the death of a member, a member may transfer a Membership only to the Equity Club by resigning the Membership and making the membership available to be reissued by the Equity Club. Resigned Membership will be placed on a waiting list to be reissued. A separate waiting list will be maintained for each category of Membership. Memberships on the waiting list will be repurchased and reissued after the initial Membership offering on a first-resigned, first-reissued basis as follows:

(i) Prior to the initial sale of all of Memberships permitted to be issued, one in every four (1 in 4) Membership issued in that category will be a resigned Membership from the waiting list. The other three Membership will be previously unsold Memberships.

(ii) After the initial sale of all of the Membership permitted to be issued, every Membership issued in that category will be a resigned Membership from the waiting list.

As an exception to the general rule that a resigned Membership will be placed on the waiting list for reissuance, a member may arrange for the resignation by the member or his or her estate and reissuance of the Membership to an adult child or grandchild. Such transfers to an adult child or grandchild are further restricted because the member may not receive consideration from his or her family member transferee for such Membership transfer. Prior to a transferred inter-family Membership becoming effective on the Club's books, each transferor will be required to provide to the Equity Club an affidavit attesting that the transferor received no consideration for the transfer of Membership.

The Equity Club is not obligated to repurchase a Membership under any other circumstances, but the Equity Club may do so in its sole and absolute discretion. Resignation of a Membership is irrevocable, unless otherwise determined by the Equity Club.

After reissuance of a resigned Membership, the resigned member will receive 80% of the amount of the Ownership Contribution then charged for the resigning member's category of Membership ("Reissuance Payment"). The Equity Club will deduct from the amount to be paid to the resigning member any unpaid dues, assessments or any other amount which the resigning member owes to the Equity Club. The Equity Club is not obligated to pay a Reissuance Payment under any other circumstance or repay the member's Ownership Contribution to the member at any specified time or under any circumstance.

A member who has resigned his or her Membership in the Equity Club will continue to be obligated to pay all dues and assessments associated with the Membership being resigned until the resigned Membership is reissued by the Equity Club. Therefore, a resigned member will be required to continue to pay dues while waiting for his or her resigned Membership to be reissued and receive any Reissuance Payment.

The Club is governed by a Board of Directors. The Board of Directors will be responsible for administration of the Club and will have authority to establish annual dues and charges, make assessments, establish rules and regulations, and in general, control the management and affairs of the Club in accordance with the Bylaws. Until the initial sale of all Memberships and BP3's residential real estate, the nine person Board of Directors will consist of five directors elected by the equity members and four directors appointed by BP3. Certain major decisions will require approval of seven Board members.

The Board of Directors may make assessments, in addition to dues, to cover any operating deficits which may occur. There will be no assessments for capital expenditures unless a majority of the votes entitled to be cast by Equity Club members vote in favor of the capital assessment, except that assessments to pay extraordinary, unbudgeted capital expenditures that are necessary for the continued operation of any of the Club Facilities or any material part thereof, do not require member approval. Assessments for capital expenditures that are subject to member vote shall be voted upon by all Equity Club members and shall be prorated equally among all members.

The plan for acquisition of the Club Facilities is as follows. The Equity Club and Equity Club Membership Plan will not become effective until the closing of the sale of the Club Facilities from BP3 to the Equity Club. Pursuant to a Purchase and Sale Agreement, BP3 will sell its interest in the Club Facilities to the Equity Club, including assignment of the portion of the 200 year Lease corresponding to the Club Facilities, for a purchase price equal to $28,500,000 ("Purchase Price"), payable as follows: A minimum of $17,000,000 and a maximum of $23,000,000 from the Ownership Contributions received by the Equity Club from the initial offering of Memberships will be paid to BP3 in cash at the closing. If the Equity Club receives in the initial offering of Memberships and pays to BP3 at closing less than $23,000,000 (but more than $17,000,000) of Ownership Contributions, then the Equity Club will be required to pay to BP3 pursuant to the Purchase and Sale Agreement the Ownership Contributions received by the Equity Club from additional sales of Memberships after the closing to the extent received, as necessary to pay BP3 a total of $23,000,000 of the Purchase Price. The Equity Club will pay the balance of the $28,500,000 Purchase Price by assuming $5,500,000 of existing first mortgage indebtedness on the Club Facilities ("Assumed Mortgage Loan"). BP3 reserves the right to reduce the amount of cash to be paid to BP3 at closing and increase the amount of the Assumed Mortgage Loan by $2,000,000. In addition, the closing of the sale of the Club Facilities to the Equity Club will be conditioned on the escrow of $11,000,000 of Capital Improvement Program Funds into the Capital Reserve Fund. Therefore, because of the requirement that at least $17,000,000 Ownership Contributions be paid to BP3 at the closing as partial payment of the Purchase Price and that $11,000,000 of the Ownership Contributions be escrowed into the Capital Reserve Fund, the closing will not occur unless at least $28,000,000 of Memberships have been sold. All deposits and Ownership Contribution payments will be held in escrow with a financial institution until closing and if closing does not occur, will be refunded to the members. Upon transfer of the Club Facilities to the Equity Club, the Club Facilities will be free and clear of mortgages and liens, except the mortgage securing the Assumed Mortgage Loan.

The Promissory Note will include a provision for the Equity Club to share 30% of the Ownership Contributions received by the Equity Club from the initial sale of Memberships in excess of $34,000,000, if any, with BP3.

Discussion and Analysis

It is our opinion that the Memberships, when offered and sold in the manner described above, will not constitute "securities" as defined in Section 2(a)(1) of the Act for the reasons stated below, and accordingly, registration will not be required under Section 5 thereof.

Section 2(a)(1) of the Act (15 U.S.C. Section 77b(a)(1)) provides that, unless the context otherwise requires:

> [t]he term "security" means any note, stock, treasury stock, security future, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas or other mineral rights, any put, call, straddle, option, or privilege on any security, certificate of deposit, or group or index of securities (including any interest therein or based on the value thereof), or

> any put, call, straddle, option or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a "security," or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any of the foregoing.

Notwithstanding that members will be issued a membership certificate evidencing ownership of a share of capital in the Equity Club (equivalent to a stock certificate in the U.S.), it is our opinion that the Memberships to be offered and sold by the Club should not come within the definition or be treated as the equivalent of "stock" for the purpose of applying Section 2(a)(1) of the Act. As recognized by the Court in Landreth Timber Co. v. Landreth, 471 U.S. 681 (1985) and United Housing Foundation, Inc. v. Forman, 421 U.S. 837 (1975), the fact that instruments bear the label "stock" is not of itself sufficient to invoke the coverage of the Act. Rather, such instruments must also possess the "significant characteristics typically associated with 'stock' in order for the federal securities laws to apply." Landreth, 471 U.S. at 686 (citing Forman, 421 U.S. at 851). The Memberships offered by the Equity Club do not bear the significant characteristics typically associated with stock. In Tcherepnin v. Knight, 389 U.S. 332, 339 (1967), the Court identified the right to receive "dividends contingent upon an apportionment of profits" as the most common feature of stock. In Landreth, the Court set forth several additional characteristics traditionally associated with stock: (i) negotiability, (ii) the ability to be pledged or hypothecated, (iii) voting rights in proportion to the number of shares owned, and (iv) the ability to appreciate in value. 471 U.S. at 686 (citing Forman, 421 U.S. at 851).

It is our opinion that the Memberships to be offered in the Equity Club bear little or no resemblance to stock as characterized by the Tcherepnin and Landreth courts. The Memberships do not have dividend or distribution of income rights and may not be pledged or hypothecated except to secure purchase money obligations. The Memberships are not freely transferable or negotiable. The memberships may be transferred only to the Equity Club (even in the case of a member arranging for his or her Membership to be reissued to the member's adult child or grandchild), other than transfer of Membership to a member's spouse upon the member's death. As such, the Memberships should not be considered to come within the concept of "stock," as such concept was developed by the courts in Tcherepnin and Landreth. Although a Membership conceivably could increase in value, the ability of a member to realize a "profit" upon any such appreciation is so restricted and contingent that it will not be part of the Equity Club's solicitation effort and cannot reasonably form the basis of a profit motive to acquire a Membership. As was the case in Forman, we believe that the overwhelming motivation for a purchaser of a Membership will be a "desire to use or consume the item purchased," which in this case is the use of the Club Facilities made possible by purchase of a Membership offered by the Equity Club, and not the prospects of a return on his or her investment. Forman, 421 U.S. at 852.

We believe that the sale of shares of stock in the Equity Club entitling the purchaser thereof to use of the Club Facilities is materially identical to the sale of shares of stock which entitled the purchaser thereof to lease an apartment in a housing cooperative, which shares were held by the Court in Forman not be securities within the meaning of Section 2(a)(1) of the Act. The primary motivation of purchasing shares in the Equity Club is to obtain the privilege to use the Club Facilities, in the same way the purchaser of shares of stock in a housing cooperative was primarily motivated to be able to lease an apartment. See also Grenader v. Spitz, 537 F.2d 612 (2d Cir.), cert.

denied, 429 U.S. 1009 (1976) (holding that shares of stock in a housing cooperative is not a security even if the housing cooperative is not a public housing cooperative). The Division has issued no action letters with respect to the offering of memberships in equity clubs when members receive stock shares in a for profit corporation. Golf Club of the Everglades, Inc. (April 27, 2000); Garrison Golf Club, Inc. (March 20, 1992).

Although members will have voting rights with respect to certain matters, such as the election of the Board of Directors after a turnover date, the approval of certain assessments for capital expenditures and certain amendments to the Equity Club Membership Plan and Bylaws, it is our opinion that such voting rights without the presence of the other Tcherepnin and Landreth factors does not cause the Memberships to be characterized as stock.

The fact that voting rights are in proportion to the number of shares owned (the third Landreth factor) in the Equity Club does not cause the Memberships to be characterized as a security when members' primary motivation in acquiring Memberships will be to obtain the privilege to use the Club Facilities, not to obtain voting rights. The Division has issued no action letters for other equity clubs in which members have one vote for each membership held. Woodmont Country Club (May 4, 1979); Boca West Club (February 26, 1985); Country Club at Woodfield (October 21, 1987); Sea Pines Country Club, Inc. (July 24, 1989); Silver Creek Valley Country Club, Inc. (January 5, 1990); Grasslands Golf & Country Club, Inc. (April 13, 1990); The Hampton Club, Inc. (May 22, 1990); Garrison Golf Club, Inc. (March 20, 1992); Fisher Island Club, Inc. (January 27, 1993); The Stock Farm Club (June 24, 1998); and Las Sendas Golf Club, Inc. (March 2, 2004).

Moreover, because the Equity Club's obligation to repurchase a Membership is contingent, we believe that such obligation coupled with the Membership does not constitute a "note," "bond," "debenture" or other "evidence of indebtedness" in the sense that such terms are used in Section 2(a)(1) of the Act. The Equity Club is obligated to pay a Reissuance Payment only after the Membership is resigned and reissued by the Equity Club to a new member. There is no obligation to redeem or repurchase a Membership under any other circumstances. The Equity Club does not have any obligation to repay a member the Ownership Contribution that the member paid to acquire the Membership at any specified time or under any circumstance.

Since the Memberships do not fall plainly within the usual concept or definition of "stock," "note," "bond," "debenture" or "evidence of indebtedness" as set forth in Section 2(a)(1) of the Act, consideration must be given to whether the Memberships would otherwise be deemed "securities" by reason of being "investment contracts" or "instruments commonly known as securities" for purposes of Section 2(a)(1) of the Act. In Landreth, supra, the Court suggested that the proper test for determining whether a particular instrument which is not clearly within the definition of "stock" as set forth in Section 2(a)(1) of the Act, or which is otherwise of an unusual nature, is an "investment contract" or an "instrument commonly known as a security," is the "economic realities" test set forth in SEC v. W.J. Howey Co., 328 U.S. 293 (1946). The test for evaluating the economic realities of a transaction is whether "the scheme involves an investment of money with profits to come solely from the efforts of others." Howey, 328 U.S. at 301. The Howey test, as explained by the Court in Forman, 421 U.S. at 852, "embodies the essential attributes that run through all of the Court's decisions defining a security."

Applying the Howey test to the characteristics of the Memberships to be offered and sold by the Equity Club, it is our opinion that such a Membership would not be an "investment contract" or other "instrument commonly known as a security" as those terms are used in Section 2(a)(1) of the Act. While persons who acquire Memberships will do so in exchange for money and the common enterprise requirement arguably may be deemed to be met either through the horizontal commonality existing in the dependent relationship among the members or the vertical commonality represented by the dependency of such members upon the actions of BP3, the persons to whom such Memberships will be offered will be informed not to expect and will not have any reasonable expectation of deriving "profits" from the ownership of an Equity Club Membership.

In Forman, supra, the United States Supreme Court elaborated on the "profits" aspect of the Howey test:

> By profits, the Court has meant either capital appreciation resulting from the development of the initial investment, as in Joiner, (sale of oil leases conditioned on promoters' agreement to drill exploratory wells), or a participation in earnings resulting from the use of investors' funds, as in Tcherepnin v. Knight, supra, (dividends on the investment based on savings and loan association's profits). In such cases, the investor is "attracted solely by the prospects of a return" on his investment. Howey. By contrast, when a purchaser is motivated by a desire to use or consume the item purchased -- "to occupy the land or to develop it themselves," as the Howey Court put it, the securities laws do not apply. (citations omitted)

With respect to the proposed Memberships, members of the Equity Club will not be entitled to share in any income generated by the operation of the Equity Club, nor will the Equity Club pay to its members any dividends or make any distributions of any kind, except upon liquidation. The Bylaws of the Equity Club will prohibit the payment of dividends or other distributions on the Memberships. These portions of the Bylaws may not be amended except with the consent of BP3. BP3 will agree in writing never to provide the consent necessary to so amend the Bylaws. As such, the ability to amend these portions of the Bylaws is beyond the control of the members. Some possibility for realization of capital appreciation does exist, but we believe that it is, as were the opportunities for income from the leasing of commercial facilities in Forman, "far too speculative and insubstantial" to create in the mind of any reasonable purchaser an "expectation of profit in the sense found necessary in Howey." Forman, supra, 421 U.S. at 856.

Moreover, all members will be informed: (i) of the substantial limitations upon both the transferability of their Memberships and their ability to profit therefrom, (ii) of the unsuitability of such Memberships as investments, and (iii) that Memberships in the Equity Club should not be acquired as an investment. Purchasers of Memberships will not be promised and should not expect to derive any "profits" from their Memberships. The Membership materials will contain the following language:

> MEMBERSHIPS IN THE CLUB ARE BEING OFFERED EXCLUSIVELY FOR THE PURPOSE OF PERMITTING PERSONS ACQUIRING A MEMBERSHIP TO OBTAIN RECREATIONAL USE OF THE CLUB FACILITIES. MEMBERSHIPS SHOULD NOT BE VIEWED OR ACQUIRED AS AN INVESTMENT AND NO PERSON PURCHASING A MEMBERSHIP SHOULD EXPECT TO DERIVE ANY ECONOMIC PROFITS FROM MEMBERSHIP IN THE CLUB.

As such, the members should not have any reasonable expectation of profit as required by Howey, and therefore, the Memberships should not be considered to be securities under the Howey test. This view was adopted by the U.S. Court of Appeals for the Eleventh Circuit in Rice v. Branigar, 922 F.2d 788 (11th Cir. 1991). In Branigar, the court held that equity memberships in a club were not "securities" for purposes of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The court explained:

> As for the equity membership contracts, we hold that they too are not securities for the purposes of the 1934 Act. Again, the economic reality is that the members bought the memberships to use the club's facilities; there is normally little reason to invest in the equity of a non-profit company. Nor, has the appellee offered evidence that any people bought these memberships as investments. The promotional material was clearly aimed at selling the memberships to give the purchasers access to the club's facilities. In fact, in July of 1989, the appellee sent out letters to potential buyers explicitly instructing them, among other things, not to buy the memberships as investments.

The definition of a "security" under the Exchange Act is identical to the definition of a "security" under the Federal Act. The holding in Branigar should be equally as applicable to the definition of a security under the Act.

The holders of memberships will not be permitted to transfer their Memberships other than to the Equity Club by resigning the Membership and waiting for the Equity Club to reissue the Membership to a new member, during which waiting period, the resigned member is required to continue paying dues. Prior to the initial issuance of Memberships permitted to be issued, for every four Memberships sold by the Equity Club only one will be a resigned Membership, so a resigned member must wait for both resigned Memberships ahead of his or her resigned Membership on the waiting list and unissued Memberships (three unissued Memberships to be issued for every resigned Membership reissued) to be sold in order for his or her resigned Membership to be reissued and receive any Reissuance Payment. Each purchaser of a Membership must be approved for membership by the Equity Club and pay the required Ownership Contribution. Upon the successor member's acquisition of a resigned member's Membership and payment of the required Ownership Contribution in full, the resigned member will be paid the Reissuance Payment.

Thus, no member could profit on the transfer of a Membership, unless at the time of such transfer the Ownership Contribution has increased from the Ownership Contribution previously paid by the resigned member by more than 125%. There can be no assurance that a member will ever receive a return on any part of his or her Ownership Contribution for Membership, let alone a profit, since such return is dependent upon the availability of a subsequent purchaser of such member's Membership, a factor which is outside the control of the Equity Club and the resigned member.

Prior to the initial sale of all of the Memberships to be issued, the Ownership Contribution for a Membership will be fixed by BP3. Thereafter, the Ownership Contributions for Memberships will be fixed by the Board of Directors. In no event will the Ownership Contribution ever be determined through direct negotiations between the resigned member and the successor member.

All members will be informed of these substantial limitations upon both the transferability of the Memberships and the opportunity to profit therefrom and will be informed of the unsuitability of such Memberships as investments. Accordingly, purchasers of Memberships will not be promised and reasonable purchasers should not expect any "profits" from such Memberships. See Forman, supra, and the following no-action letters involving the offer and sale of club memberships, all of which letters the Division took a no-action position although the resigning member might have realized a profit on the transfer of his or her membership back to the club: Woodmont Country Club (May 4, 1979); Boca West Club (February 26, 1985); Country Club at Woodfield (October 21, 1987); Sea Pines Country Club, Inc. (July 24, 1989); Silver Creek Valley Country Club, Inc. (January 5, 1990); Grasslands Golf & Country Club, Inc. (April 13, 1990); The Hampton Club, Inc. (May 22, 1990); Garrison Golf Club, Inc. (March 20, 1992); Fisher Island Club, Inc. (January 27, 1993); The Stock Farm Club (June 24, 1998); and Las Sendas Golf Club, Inc. (March 2, 2004).

Finally, to the extent that the risk capital test for determining the existence of a security may influence the Division's evaluation of this request, as such test was first articulated in Silver Hills Country Club v. Sobieski, 55 Cal. 2d 811 (Cal. 1961), we believe that the Memberships would not be determined to securities under such test. In the Silver Hills, no facilities were in place or even under construction and the developer planned to use the proceeds from the sale of memberships as the start-up financing in connection with the construction of the facilities.

The proposed Equity Club is clearly distinguishable from Silver Hills, because the Club Facilities have already been completed, and the closing of the transaction is conditioned on the escrow of the $11,000,000 of Capital Improvement Program Funds (which is sufficient to fund the Capital Improvement Program design and development costs, as determined by independent architects and builders) being deposited into a Capital Reserve Fund, which may only be used to fund the Capital Improvement Program design and development costs. In this case, neither BP3 nor the Equity Club is not dependent upon the proceeds from the sale of Memberships in order to fund the construction of the Club Facilities or the Capital Improvement Program. As such, the Equity Club is not soliciting risk capital with which to develop a business for profit.

It is our opinion that the Memberships, when offered and sold in the manner described above, will not constitute "securities" as defined in Section 2(a)(1) of the Act for the reasons stated above, and accordingly, registration will not be required under Section 5 thereof.

In view of the foregoing, we respectfully request your written assurance that the Division will not recommend any enforcement action to the Commission if the Equity Club offers and sells Memberships (all categories) in the manner and under the circumstances described above without registration under the Act.

The Equity Club intends to commence offering Memberships promptly following receipt of a favorable response from you. Accordingly, we would appreciate your response, as soon as possible, to our request. If, for any reason, you conclude preliminarily that you cannot respond favorably, we would very much hope to have the opportunity to discuss the matter with you personally prior to the preparation of your written response and, in that connection, would ask you to telephone the undersigned at (561) 955-7617.

Please call if you have any questions or need any additional information.

Sincerely,

Glenn A. Gerena

EXHIBIT A

CAPITAL IMPROVEMENT PROGRAM

Club House Upper
- Expand bar area
- New FFE and lighting
- Air condition
- Replace windows and shutters

Club House Lower
- Add bathrooms
- Add service bar
- New FFE and lighting
- Air condition
- Replace windows and shutters
- Convert buffet room to seating
- Remove breakfast room
- Move outdoor bar to west wall

Beach Terrace
- Move bar to west room and add television
- Indoor seating added
- New FFE and lighting
- Air condition
- Replace windows and shutters

Beach
- New FFE
- Improve beach hut

Tennis & Squash
- Renovate locker rooms and food service area
- New FFE for the viewing area
- Repair / improve fencing around tennis courts
- Replace squash court floors, paint walls and air condition courts

Other
- Add pool